UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CENTURY ALUMINUM COMPANY
(Name of Issuer)

COMMON STOCK, $0.01 Par Value
(Title of Class of Securities)

156431 10 8
(CUSIP Number)

Company Secretary
Glencore AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: 41-41-709-2563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156431 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 11,704,807 shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,704,807 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,704,807 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) n/a
13.	Percent of Class Represented by Amount in Row (11) 28.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 156431 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 11,704,807 shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,704,807 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,704,807 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) n/a
13.	Percent of Class Represented by Amount in Row (11) 28.6%
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 11,704,807 shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,704,807 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,704,807 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) n/a
13.	Percent of Class Represented by Amount in Row (11) 28.6%
14.	Type of Reporting Person (See Instructions) CO, HC

Explanatory Note:
This is the second amendment ("Amendment No. 2") to the statement on Schedule 13D originally filed by Glencore AG, Glencore International AG and Glencore Holding AG (collectively, the "Reporting Persons") with the Securities and Exchange Commission on April 12, 2001, and amended on May 25, 2004, relating to the common stock, par value $0.01 per share ("Common Stock") of Century Aluminum Company (the "Company"). The information set forth in this Amendment No. 2 reflects the acquisition by the Reporting Persons of 2,384,718 shares of Common Stock in the Company's registered public offering that closed on June 13, 2007.

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the original Schedule 13D, as amended through the date hereof (the “Schedule 13D”).

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended by replacing Schedule I referenced therein with Schedule I to this Amendment No. 2.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Glencore AG acquired an additional 2,384,718 shares of Common Stock in a registered public offering of the Company’s Common Stock that closed on June 13, 2007. The shares were acquired at the public offering price of $52.50 per share. The consideration paid by Glencore AG for the 2,384,718 shares of Common Stock it acquired was $125,197,695 in cash, which was obtained from its internal working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons intend to hold the shares of the Company's Common Stock for investment purposes. The Reporting Persons may acquire additional shares of the Company's Common Stock from time to time in open market or in privately negotiated transactions, provided such acquisition is on terms deemed favorable by the Reporting Persons. Alternatively, the Reporting Persons may, from time to time, sell all or a portion of the shares of Common Stock in open market or in privately negotiated transactions, provided such sales are on terms deemed favorable to the Reporting Persons.

The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The Reporting Persons beneficially own an aggregate of 11,704,807 shares of Common Stock, or 28.6% of the shares of Common Stock deemed outstanding. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) named in Item 2 is set forth opposite his respective name on Schedule I hereto. The beneficial ownership percentages set forth herein and on Schedule I hereto are based on the 40,973,805 shares of Common Stock reported outstanding at October 31, 2007 in the Company's most recent quarterly report of Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

(b) The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 11,704,807 shares of Common Stock. To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his name on Schedule I hereto.

(c) During the past 60 days, Mr. Craig A. Davis, the Company's Chairman and a director of Glencore International AG, effected the following transactions in Company Common Stock:

Nature of Transaction	Date of Transaction	Number of Shares	Price
Sale	9/6/2007	260	$52.07
Sale	9/10/2007	1,802	$49.07
Sale	9/11/2007	22,938	$49.06

To the best knowledge of the Reporting Persons, except for the foregoing, there have been no transactions in Common Stock by the Reporting Persons or any other person named in Item 2 during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Agreement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 15, 2007

Glencore AG

By:    /s/     Ivan Glasenberg
Name: Ivan Glasenberg
Title: Director

By:    /s/     Steven Kalmin
Name: Steven Kalmin
Title: Director

Glencore International AG

By:    /s/     Lotti Grenacher Hagmann
Name: Lotti Grenacher Hagmann
Title: Officer

By:    /s/     Andreas Hubmann
Name: Andreas Hubmann
Title: Officer

Glencore Holding AG

By:    /s/     Willy R. Strothotte
Name: Willy R. Strothotte
Title: Chairman

By:    /s/     Andreas Hubmann
Name: Andreas Hubmann
Title: Director

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore AG, Glencore Holding AG and Glencore International AG are the persons listed as directors of such company whose principal occupation is with Glencore International AG. Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG. If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.

Directors of Glencore AG:
Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman
24,000 shares of Common Stock which includes 24,000 shares which are subject to options presently exercisable or exercisable within 60 days, representing .058% of the Company’s outstanding Common Stock.

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Andreas P. Hubmann	Officer of Glencore International AG - Accounting
Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG - Accounting
Zbynek E. Zak	Non-Executive Director	Buetzenweg 16 CH-6300 Zug Switzerland

Directors of Glencore International AG:
Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman
24,000 shares of Common Stock which includes 24,000 shares which are subject to options presently exercisable or exercisable within 60 days, representing .058% of the Company’s outstanding Common Stock.

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Zbynek E. Zak	Non-Executive Director	Buetzenweg 16 CH-6300 Zug Switzerland
Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry	Loewenstrasse 1 CH-8001 Zurich, Switzerland
Craig A. Davis (Citizen of the US)	Chairman of the Board of the Company	2511 Garden Road, Bldg. A, Suite 200, Monterey, California 93940
87,243.76 shares of Common Stock which includes 4,786.76 shares held by a 401(K) trustee and 6,000 shares which are subject to options presently exercisable or exercisable within 60 days, representing .21% of the Company’s outstanding Common Stock.

Directors of Glencore Holding AG:
Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman
24,000 shares of Common Stock which includes 24,000 shares which are subject to options presently exercisable or exercisable within 60 days, representing .058% of the Company’s outstanding Common Stock.

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Zbynek E. Zak	Non-Executive Director	Buetzenweg 16 CH-6300 Zug Switzerland
Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry	Loewenstrasse 1 CH-8001 Zurich, Switzerland
Craig A. Davis (Citizen of the US)	Chairman of the Board of the Company	2511 Garden Road, Bldg. A Suite 200, Monterey California 93940
87,243.76 shares of Common Stock which includes 4,786.76 shares held by a 401(K) trustee and 6,000 shares which are subject to options presently exercisable or exercisable within 60 days, representing .21% of the Company’s outstanding Common Stock.

Andreas P. Hubmann	Officer of Glencore International AG - Accounting